FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 17, 2023

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Deswell Announces First Half 2024 Results

-  Company Announces First Half Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 17, 2023) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2023, ended September 30, 2023.

Net sales for the six months ended September 30, 2023 were $37.7 million, a decrease of 15.1% compared to net sales of $44.4 million for the six months ended September 30, 2022. Net sales decreased by 24.6% to $6.3 million in the plastic segment and by 12.9% to $31.4 million in the Company’s electronic segment.

Total gross margin increased to 19.5% of net sales during the six months ended September 30, 2023, as compared to 16.0% of net sales in the same period last year.  Gross profit margin in the plastic segment increased to 19.6% of net sales for the first half of fiscal 2024, compared to 13.2% of net sales for the corresponding period of last fiscal year. The increase in gross margin in the plastic segment was mainly due to decreases in raw materials cost, and in basic pay rate of labor costs due to lower headcount and the depreciation of renminbi in the first six months of fiscal 2024. Gross profit margin in the electronic segment increased to 19.5% of net sales for the first half of fiscal 2024, compared to 16.7% of net sales for the corresponding period of last fiscal year.  The increase in gross margin in the electronic segment was mainly the result of the depreciation of renminbi, and decreases in raw materials and labor costs due to continuous cost control measures in the segment for the first six months of fiscal 2024. Operating income in the first half of fiscal 2024 was $2.3 million, compared to operating income of $2.0 million for the same period of fiscal 2023.

The Company reported net income of $3.6 million for the six months ended September 30, 2023, compared to net loss of $0.6 million for the six months ended September 30, 2022. This was primarily due to non-operating income of $1.4 million for the six months ended September 30, 2023, as compared to a non-operating expense of $2.3 million for the same period of fiscal 2023. Deswell reported basic and diluted income per share of $0.22 for the first half of fiscal 2024 (based on 15,935,000 and 15,973,000 weighted average shares outstanding), as compared to basic and diluted loss per share of $0.04 for the first half of fiscal 2023 (based on 15,935,000 and 15,935,000 weighted average shares outstanding), for the six months ended September 30, 2022.

The Company's financial position remained strong, with $17.4 million in cash and cash equivalents and working capital totaling $63.8 million as of September 30, 2023. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2023.

Mr. Edward So, Chief Executive Officer, commented, “With global inflation continuing to rise, consumers are spending less on non-essential items such as home audio equipment and entertainment products as they navigate the challenging economy.  Despite the sales pressure we encountered in the first half of fiscal 2024, we’re pleased to have achieved enhanced margins and significantly improved profitability, with net income of $3.6 million or $0.22 per share, as compared to a net loss of $0.6 million in the first half of fiscal 2023.  Margins were favorably impacted by lower raw materials costs related to an improved supply chain environment and by our ongoing expense control initiatives. Additionally, our margin performance benefitted from the depreciation of renmibi in the first half of 2024.

“We continue to work diligently with our customers to develop new products strategically tailored to appeal to our end markets during this challenging economic landscape. Our balance sheet remains strong with a solid cash position and no debt, providing us the financial flexibility to deliver strong operating performance while implementing our long-term growth strategy to capitalize on market demand for our manufacturing capabilities.”

First Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the first half of the fiscal year ended September 30, 2023.  The dividend will be payable on December 21, 2023 to shareholders of record as of December 1, 2023.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	March 31,
	2023	2023
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$17,381	$22,160
Fixed deposits maturing over three months	6,424	3,053
Time deposits maturing over twelve months - current portion	279	1,047
Marketable securities (note 2)	21,394	20,722
Held-to-maturity Investment	5,092	-
Accounts receivable, net	16,799	15,704
Inventories (note 3)	14,774	17,325
Prepaid expenses and other current assets	1,179	1,149
Total current assets	83,322	81,160
Property, plant and equipment - net	25,307	26,051
Deferred income tax assets	247	262
Time deposits maturing over twelve months	2,740	2,906
Total assets	$111,616	$110,379

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$7,625	$6,949
Accrued payroll and employee benefits	7,005	7,943
Customer deposits	2,054	2,216
Other accrued liabilities	1,770	1,989
Income taxes payable	1,103	1,149
Total current liabilities	19,557	20,246
Deferred income tax liabilities	447	484
Total liabilities	20,004	20,730

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,081,810 shares issued;
15,935,239 shares outstanding as of March 31, 2023 and September 30, 2023	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2023 and September 30, 2023	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	27,942	25,979
Total shareholders' equity	91,612	89,649
Total liabilities and shareholders' equity	$111,616	$110,379

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2023	2022

Net sales	$37,730	$44,438
Cost of sales	30,368	37,324
Gross profit	7,362	7,114
Selling, general and administrative expenses	5,260	5,751
Other income, net	200	677
Operating income	2,302	2,040
Non-operating income (expense), net	1,424	(2,310)
Income (loss) before income taxes	3,726	(270)
Income taxes	169	290
Net income (loss) attributable to Deswell Industries, Inc.	$3,557	$(560)

Other comprehensive income	$-	$-
Comprehensive income (loss)attributable to Deswell Industries, Inc.	$3,557	$(560)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income (loss) per share	$0.22	$(0.035)
Weighted average common shares outstanding
shares (in thousands)	15,935	15,935

Diluted:
Net income (loss) per share	$0.22	$(0.035)
Weighted average number of shares
outstanding (in thousands)	15,973	15,935

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(U.S. dollars in thousands)

	Six months ended	Six months ended
	September 30,	September 30,
	2023	2022
Cash flows from operating activities:
Net (loss) income	$3,557	$(560)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	771	858
Reversal of provision for doubtful accounts	-	(46)
Reversal of obsolete allowance of inventories, net	-	(125)
Gain on disposal of property, plant and equipment	(11)	(22)
Unrealized holding (gain) loss on marketable securities	(68)	4,354
Realized gain on disposal of marketable securities	-	(120)
Deferred tax credit	(22)	(105)
Changes in operating assets and liabilities:
Accounts receivable	(1,095)	(3,836)
Inventories	2,551	3,248
Prepaid expenses and other current assets	(30)	(106)
Accounts payable	676	295
Accrued payroll and employee benefits	(938)	165
Customer deposits	(162)	303
Other accrued liabilities	(219)	(390)
Income taxes payable	(46)	60
Net cash provided by operating activities	4,964	3,973

Cash flows from investing activities
Purchase of property, plant and equipment	(141)	(318)
Proceeds from disposal of property, plant and equipment	126	52
Purchase of marketable securities	(604)	(1,123)
Proceeds from disposal of marketable securities	-	1,927
(Increase in) release of fixed deposits maturing over three months	(3,372)	388
Release of fixed deposits maturing over twelve months - current	768	-
Release of (increase in) fixed deposits maturing over twelve months	166	(1,193)
Held-to-maturity Investment	(5,092)	-
Net cash used in investing activities	(8,149)	(267)

Cash flows from financing activities
Dividends paid	(1,594)	(1,594)
Net cash used in financing activities	(1,594)	(1,594)
Cash effect of exchange rate changes
Net increase (decrease) in cash and cash equivalents	(4,779)	2,112
Cash and cash equivalents, at beginning of period	22,160	13,465
Cash and cash equivalents, at end of period	17,381	15,577

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	267	231

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to fairly present the financial position of Deswell Industries, Inc. (the Company) at September 30, 2023 and March 31, 2023, the results of operations for the six months ended September 30, 2023 and September 30, 2022, and the cash flows for the six months ended September 30, 2023 and September 30, 2022.  The notes in the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2023 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2023
	Cost	Gross Unrealized Loss	Fair value
Marketable securities
Equity securities	$24,292	$(3,570)	$20,722

	September 30, 2023
	Cost	Gross Unrealized Loss	Fair value
Marketable securities
Equity securities	$24,896	$(3,502)	$21,394

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended September 30, 2023 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2024, there was no disposal of marketable securities.

 3.       Inventories

	September 30,	March 31,
	2023	2023
Inventories by major categories:
Raw materials	$9,367	$12,987
Work in progress	3,701	2,723
Finished goods	1,706	1,615
	$14,774	$17,325

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the six months ended September 30, 2023 and 2022 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2023 Compared to Six Months Ended September 30, 2022

Net Sales - The Company's net sales for the six months ended September 30, 2023 were $37,730,000, a decrease of $6,708,000 or 15.1%, as compared to $44,438,000 in the corresponding period in fiscal 2023. The decrease was mainly related to decreases in sales revenues of $2,057,000 in the plastic segment, and of $4,651,000 in the electronic segment, as compared with the respective net sales from these segments in the corresponding period of last fiscal year.

The decrease in net sales in the plastic segment was mainly related to decreases in orders of $1,543,000 for plastic component parts of printers, telephones and office equipment, as well as of $1,634,000 for plastic tool boxes and plastic component parts for floor cleaning robots from existing customers, offsetting an increase in orders of $1,073,000 for plastic component parts of printers and multi-purpose equipment from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $4,327,000 for home entertainment products and of $2,326,000 for mixing consoles from existing customers, offsetting increases in orders of $1,439,000 for loud speakers and of $1,250,000 for audio signal processors from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2024 was $7,362,000, representing a gross margin of 19.5%. This compared with the overall gross profit of $7,114,000 or 16.0% of net sales for the first half of fiscal 2023.

Gross profit in the plastic segment increased by $128,000 to $1,232,000 or 19.6% of net sales in the segment for the six months ended September 30, 2023, as compared to $1,104,000 or 13.2% of net sales in the segment for the same period in the prior fiscal year. The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials and labor costs due to decreased headcount and the depreciation of renminbi.

Gross profit in the electronic segment increased by $120,000 to $6,130,000 or 19.5% of net sales in the segment for the six months ended September 30, 2023, as compared to $6,010,000 or 16.7% of net sales in the segment for the same period of last fiscal year.  The increase in gross profit and margin was mainly the result of depreciation of renminbi, as well as decreases in raw materials and labor costs due to cost control measures taken in labor headcount and overtime allowances, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2023 were $5,260,000 or 13.9% of total net sales, as compared to $5,751,000 or 12.9% of total net sales for the six months ended September 30, 2022.

Corporate expenses decreased by $63,000 to $554,000 for the six months ended September 30, 2023 as compared to $617,000 for the same period ended September 30, 2022. The slight decrease was primarily related to the decrease in legal and professional fees.

SG&A expense in the plastic segment decreased to $1,851,000 or 29.4% of net sales in the segment for the first half of fiscal 2024, as compared to $2,036,000 or 24.4% of net sales in the segment for the corresponding period of fiscal 2023. The decrease in SG&A expense for the first six months of fiscal 2024 was mainly due to decreases of $91,000 in selling expense and of $72,000 in administration staff costs, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by $243,000 to $2,855,000 or 9.1% of net sales in the segment for the six months ended September 30, 2023, as compared to $3,098,000 or 8.6% of net sales in the segment for the corresponding period in fiscal 2023. The decrease in SG&A expense was primarily related to a decrease of $350,000 in staff costs and consultancy fees, offsetting increases of $28,000 in selling expense as well as $40,000 in local government taxes and other expenses, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $200,000 for the six months ended September 30, 2023, as compared to other income of $677,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2023 was $125,000, as compared to other expense of $633,000 for the same period in the prior fiscal year. The decrease in other expense was mainly due to an exchange loss of $188,000 during the first half of fiscal 2024, as compared to an exchange loss of $762,000 and a reversal of bad debt for $46,000 in the same period of fiscal 2023.

Other income attributable to the electronic segment for the six months ended September 30, 2023 was $325,000, as compared to other income of $1,310,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to decreases of $346,000 in exchange gain and of $631,000 in other gain during the six months ended September 30, 2023, as compared to the same period of last fiscal year.

Operating income - Operating income was $2,302,000 for the six months ended September 30, 2023, as compared to operating income of $2,040,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $554,000 and $617,000 were incurred during the fiscal year of 2023 and 2022, respectively.

On a segment basis, the operating loss of the plastic segment was $744,000 in the six months ended September 30, 2023, as compared to operating loss of $1,565,000 in the corresponding period in fiscal 2023. The decrease in operating loss in the plastic segment was mainly due to the increase in gross margin, as well as a decrease in other expense as described above.

The electronic segment reported operating income of $3,600,000 in the six months ended September 30, 2023, as compared to operating income of $4,222,000 in the corresponding period in fiscal 2023.  The decrease in operating income was mainly due to the decrease in other income as described above.

Non-operating income (expense)  – Non-operating income for the six months ended September 30, 2023 was $1,424,000, as compared to non-operating expense of $2,310,000 in the prior year period  The significant increase was primarily due to an increase of $164,000 in dividend income from securities investments, and a decrease of $4,423,000 in unrealized holding loss on the fair value of marketable securities, offsetting decreases of $831,000 in rental and other income during the six months ended September 30, 2023, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2023 represented an income tax expense of $184,000 and a deferred tax benefit of $15,000, as compared to an income tax expense of $362,000 and a deferred tax benefit of $72,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax credit of $60,000 and a deferred tax benefit of $15,000 in the plastic segment for the six months ended September 30, 2023, as compared to an income tax credit of $28,000 and a deferred tax benefit of $72,000 during the prior year period. Income tax in the electronic segment was $244,000 for the six months ended September 30, 2023, as compared to an income tax expense of $390,000 for the corresponding six months of fiscal 2023.

Net income (loss) – The Company had a net income of $3,557,000 for the six months ended September 30, 2023, as compared to net loss of $560,000 for the six months ended September 30, 2022.  The increased net income for the first six months of fiscal 2024 was mainly attributed to the increase in non-operating income in the plastic segment as described above.

Net income for the plastic segment for the six months ended September 30, 2023 totaled $392,000, as compared to a net loss of $3,364,000 for the corresponding six months in fiscal 2023. Increase in net income in the first six months of fiscal 2024 for the plastic segment was mainly attributable to the increase in non-operating income in fiscal 2024 as described above.

Net income for the electronic segment for the six months ended September 30, 2023 was $3,719,000, compared to net income of $3,421,000 for the corresponding six months of fiscal 2023. The increase in net income in the first six months of fiscal 2024 for the electronic segment was mainly attributable to the increases in gross margin and non-operating income, offsetting decreases in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally-generated funds to finance its operations and investments.

As of September 30, 2023, the Company had working capital of $63,765,000 as compared to $60,914,000 at March 31, 2023.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2023.

As of September 30, 2023, the Company had cash and cash equivalents of $17,381,000, as compared to $15,577,000 as of September 30, 2022.  During the six months ended September 30, 2023, net cash provided by operating activities was $4,964,000. Net cash used in investing activities was $8,149,000, mainly due to increases of $3,372,000 in fixed deposits maturing over three months, of $5,092,000 in held-to-maturity investment, as well as cash used in purchases of $604,000 of marketable securities and $141,000 of fixed assets, offsetting cash provided by proceeds of $126,000 from disposal of fixed assts and release of $934,000 of time deposits maturing over twelve months during the first half of fiscal 2023. Net cash used in financing activities was comprised mainly of $1,594,000 in payment for dividends during the six months ended September 30, 2023.

As of September 30, 2023, the Company had no general banking facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: November 17, 2023